Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Catalyst Paper to assess refinancing alternatives

     RICHMOND, BC, June 23 /CNW/ - Catalyst Paper (TSX:CTL) today announced, in response to the continued deterioration in market conditions affecting the forest products industry generally and newsprint in particular, that it is reviewing alternatives to address the maturity of its senior unsecured notes.
The review will focus on refinancing alternatives for its US$354 million of
8.625% notes and its US$250 million of 7.375% notes which mature in 2011 and
2014, respectively.
     "Given the extremely challenging market conditions that we are managing through, and the lack of any signs of a meaningful recovery, it's appropriate to consider options well ahead of the stated maturities," said Chief Financial
Officer David Smales. "The two-year window to the first maturity represents a relatively short period given current market and credit conditions."
     Catalyst has engaged Genuity Capital Markets to assist in this process.

     Catalyst is the largest producer of specialty printing papers and newsprint in Western North America and also produces market kraft pulp and owns Western Canada's largest paper recycling facility. The company's six mills have a combined annual production capacity of 2.5 million tonnes.
Catalyst is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.
     There can be no assurance that the review referred to in this release will lead to any refinancing transaction taking place or as to the timing of any such transaction if it does.

     %CIK: 0001144906

     /For further information: Investors: David Smales, Vice-President,
Finance & CFO, (604) 247-4013; Media: Lyn Brown, Vice-President, Corporate
Relations, (604) 247-4713/
     (CTL.)

CO:  Catalyst Paper Corporation

CNW 20:15e 23-JUN-09